SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2010

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center

Tower B, 10th Floor

Amsterdam Airport

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

CNH GLOBAL N.V.

Form 6-K for the month of September 2010

List of Exhibits:

1.	Press Release entitled “CNH Construction CEO and President Addresses House Transportation and Infrastructure Committee”

2.	Press Release entitled “CASE Launches Four New Loader/Backhoes”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Michael P. Going
Michael P. Going
Senior Vice President, General Counsel and Secretary

September 30, 2010

For Immediate Release

Contact:	Paula Inda	Jane Cooper
	CNH Construction	Cooper Hong Inc.
	+1 262 636 0447	+1 630 377 2555

CNH CONSTRUCTION CEO AND PRESIDENT ADDRESSES HOUSE

TRANSPORTATION AND INFRASTRUCTURE COMMITTEE

Supports Reauthorization of U.S. Highway Bill,

Long-term Funding of Infrastructure Investment

WASHINGTON, D.C. (Sept. 29, 2010) – Jim McCullough, CEO and president of CNH Construction, which offers Case, New Holland and Kobelco branded construction equipment, today testified before the House Transportation and Infrastructure Committee to report on progress thus far of the American Recovery and Reinvestment Act of 2009.

McCullough, who also serves as vice chair of the Association of Equipment Manufacturers (AEM), noted that the association today launched “I Make America,” a national grassroots effort to broaden awareness about the vital impact of equipment manufacturing both on the U.S. economy and global competitiveness. “Our members don’t just make equipment,” he said. “They make prosperity.”

McCullough pointed out that the heavy construction equipment industry is a major contributor to the U.S. economy and substantially impacts the economy of every state and congressional district. He said, “In 2008, equipment manufacturers, distributors, and independent maintenance providers had a $364.9-billion impact on the U.S. economy, supported more than 2 million American jobs, and paid $111.3 billion in wages, salaries and benefits.” He added that a 2009 study by IHS Global Insight showed that during this recession, the sector lost approximately 50 percent of its pre-recession activity.

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Page Two / CNH Construction CEO and President Addresses House Committee

Although he thanked Chairman Jim Oberstar for his support of the American Recovery and Reinvestment Act, McCullough emphasized the need for long-term funding solutions, rather than short-term extensions. “Research shows that investment in the nation’s highways, bridges, water and transit infrastructure creates about 18,000 jobs for every $1 billion spent,” McCullough said.

Infrastructure investment critical to global competitiveness

“More than that, investing in infrastructure is critical to America’s ability to compete globally,” he said. “We are slipping compared to other nations that are investing heavily in their infrastructure. We need access to increased efficiency when we transport goods and people so that we compete on a level playing field with other developed and developing countries.”

McCullough noted that AEM’s second-quarter survey of its membership indicated that the construction industry is beginning to recover, with some upturn in hiring and capital spending, and some upward pressure on wages and salaries. However, “You have to ask the question, ‘Up from where?’” he said. “Our numbers are nowhere near where they were before the economy imploded.”

McCullough pointed out that, although AEM members have started to see some impact from the highway bill and other stimulus spending, funding is “as the committee is well aware, far below the required investment needs. We know that construction has lifted this country out of prior economic recessions. Now, we need to invest in what we know works to build both economic momentum and an infrastructure that will create long-term value for all of us.”

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Page Three / CNH Construction CEO and President Addresses House Committee

He said the emphasis on “shovel-ready” projects resulted in the majority of early investment going to road resurfacing, reconstruction and rehabilitation of existing bridges and roadways. “A long-term transportation bill will provide critical funding for ‘bulldozer-ready’ projects with the continuing benefit of easing congestion and more efficiently moving people and goods.”

McCullough said an investment in infrastructure will yield jobs faster and more surely than investment in almost any other sector. “That’s because improving America’s roads, rail and airways involves construction, and construction puts contractors and laborers to work at good-paying, high-value jobs. At the same time, it puts people to work in manufacturing—at plants across America like our CNH world-class facilities in Fargo, N.D.; Wichita, Kan.; Calhoun, Ga., and Burlington, Iowa,” he said. CNH employees are supporting AEM’s “I Make America” campaign by logging in to www.IMakeAmerica.com.

McCullough said CNH appreciates the current administration’s recognition of the importance of reauthorizing the multi-year highway bill. “We hope to see senators and representatives from both sides of the aisle join the president in supporting investment in our nation’s infrastructure—for jobs today and expanded opportunities tomorrow,” he said. He concluded by asking the chairman for his and the Committee’s support in helping end the continuing uncertainty in the North American construction market. He thanked the committee for its leadership in developing a long-range reauthorization proposal and encouraged timely enactment.

CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by more than 11,600 dealers in approximately 170 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat S.p.A. (FIA.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.

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For Immediate Release

Contact:
Tom McLaughlin	Jane Cooper
262/636-7498	630/377-2555
thomas.mclaughlin@cnh.com	jcooper@cooperhong.com

CASE LAUNCHES FOUR NEW LOADER/BACKHOES

N Series machines deliver best-in-class

backhoe and loader breakout force, lift capacity

TOMAHAWK, Wis. (Sept. 27, 2010) – Case Construction Equipment today launched a complete update of its loader/backhoe product line, introducing four new N Series loader/backhoe models. The company describes the N Series as “Stronger Everywhere,” unveiling dramatic increases in backhoe breakout force and lift along with increased loader breakout force, lift and reach. The new machines also provide substantially improved visibility and operator comfort.

The new Case 580N, 580 Super N, 580 Super N Wide Track and 590 Super N loader/backhoes replace the company’s M Series 3 product line. The new machines all feature 4.5-liter, turbocharged engines, ranging from 79 hp in the 580N to 108 hp in the 590 Super N.

“The N Series was engineered from the ground up,” said Rob Marringa, marketing manager, Case Construction Equipment. “We’ve taken the flagship product of the Case lineup and delivered best-in-class performance from back to front. The new N Series really is ‘stronger everywhere.’ The N Series extends a legacy of loader/backhoe leadership that began when Case introduced the industry’s first factory-integrated loader/backhoe in 1957.”

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Page Two / Case Introduces Four New Loader/Backhoes

Case Power Lift Boosts Backhoe Capacity to Move Extra-Heavy Objects

“One new feature that is a real game-changer on the N Series is Case-exclusive Power Lift™,” said Marringa. “Power Lift channels the hydraulic power directly to the boom with the touch of a button. As a result, our backhoe lifting capabilities outperform competitive models by as much as 39 percent – while running at low engine RPMs.”

The increased backhoe strength takes new N Series performance beyond the previous M Series models. A new fabricated boom design increases strength while maintaining the over-center design. Backhoe bucket pins are larger and stronger to accommodate the improved lift capacities. Meanwhile, the N Series continues its best-in-class maintainability with triple bushings and floating pins.

By providing lift capabilities comparable to a five-ton excavator, with superior dig depths, the N Series loader/backhoes may eliminate the need to trailer an excavator to the jobsite.

“During our extensive R&D process, we enlisted equipment operators throughout North America to test the N Series enhancements,” explained Marringa. “Comments from Dennis Zentner, DRZ Contracting, in Delta, British Columbia, were typical. He told us, ‘The 580SN WT backhoe performed well on grading, trenching, backfilling, heavy lifting, hole-patching and rock-breaking. Its heavy-lifting ability is fantastic. It will save me from using an excavator for lifting.’”

N Series Features Increased Loader Lift, Breakout, Reach

The Case N Series machines also deliver more power to the loader, for increased breakout and lift capabilities. The new loader arms are stronger and longer, providing greater loader reach. This lets operators dump material into the center of a truck for faster loading and increased payloads.

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Page Three / Case Introduces Four New Loader/Backhoes

Transmission, Hydraulic System Improvements

The Case N Series introduces a new transmission family, the Powershift S-TypeTM, Powershift H-TypeTM and Powershuttle options. All transmission choices are available on the 580 Super N, 580 Super N WT and 590 Super N. The 580N offers the Powershift S-Type and Powershuttle transmissions.

The two Powershift transmissions include four forward and three reverse gears, and the Powershuttle transmission offers four forward and four reverse gears. The Powershift transmission provides a standard kick-down feature and introduces the industry exclusive SmartClutchTM modulation. The SmartClutch feature lets operators customize the transition from forward to reverse to meet the demands of their specific application.

The N Series machines deliver improved cycle times and efficiencies through the new Variable Volume Hydraulic (VVH) System. The VVH System operates at a lower temperature than competitive hydraulic systems. The 580N continues to offer a single gear pump open hydraulic system.

A new auxiliary hydraulic system for powering attachments includes Flow Control as a standard feature, automatically matching hydraulic flow to the needs of the attachments. Additionally, hoses are routed inside of the boom structure to provide greater protection for applications such as demolition. These improvements in hydraulics also help achieve greater fuel efficiency.

Marringa added that Case loader/backhoes have always given contractors a solution for excavating, digging, carrying and loading. “A loader/backhoe’s versatility includes the ability to drive to a jobsite. The Case machines can travel at up to 24 miles per hour – and the over-center backhoe design makes travel smoother.”

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Page Four / Case Introduces Four New Loader/Backhoes

New Cab Improves Visibility, Airflow, Comfort

Several new comfort and safety features in the N Series loader/backhoes boost operator productivity. Floor-to-ceiling windows provide superior visibility. New rear-quarter windows provide easy communication to the back of the machine and improve cross-ventilation and operator comfort.

A new side lighting package helps illuminate the entire perimeter of the N Series machine, greatly enhancing operator and jobsite safety, and boosting productivity.

As in previous models, the N Series loader/backhoes include comfortable, adjustable operator seats and ergonomically placed controls along with all-season heating and air conditioning systems for increased operator comfort. The N Series cabs are also among the industry’s quietest – at 72 decibels – providing an environment in which the operator can concentrate on the task at hand.

Attachments Add Value

Case also offers a range of attachments for the N Series loader/backhoes, including hydraulic hammers, brooms, forks, augers and rakes. Case leads the industry in providing the only cab-activated hydraulic backhoe quick-coupler, hand-held hydraulics and loader quick-coupler options.

For additional loader/backhoe product specifications, customer testimonials, competitive comparisons, finance offers and more, please visit www.casece.com. For a Case loader/backhoe demonstration, see your local Case dealer.

Case Construction Equipment sells and supports a full line of construction equipment around the world, including the No. 1 loader/backhoes, articulated trucks, excavators, telescopic handlers, motor graders, wheel loaders, vibratory compaction rollers, crawler dozers, skid steers, compact track loaders and rough-terrain forklifts. Through Case dealers, customers have access to a true professional partner—with world-class equipment and aftermarket support, industry-leading warranties and flexible financing. More information is available at www.casece.com. Case is a division of CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), which is a majority-owned subsidiary of Fiat S.p.A. (FIA.MI). More information about CNH can be found online at www.cnh.com.

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